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                                        [Date]

[Director name and address]



                   Re: Automatic Share Right Grant

Dear [        ]:

                 Pursuant to the Chiron 1991 Stock Option Plan (the "Plan"),
Chiron Corporation (the "Company") hereby grants you [     ] restricted share
rights ("share rights") with respect to its Common Stock ("Common Stock")
effective[                 ] ("Grant Date").  These share rights are granted to
you in accordance with the terms of this letter and the provisions of the Plan.

                 1. Each share right entitles you to receive one share of Common Stock on the date that the share right vests in accordance with paragraph 2 (the "Vesting Date"), if you continue to provide services to the Company or its subsidiaries as a director, an employee, a consultant or an independent contractor through such date. A certificate representing the shares of Common Stock will be issued without restriction on or as soon as practicable following the Vesting Date of the share right, provided that such share right has not been terminated or canceled before such date.

    Your share rights will vest in five equal annual installments on each of the first five anniversaries of the Grant Date, provided that, in each case, you continue to provide services to the Company or its subsidiaries as a director, an employee, a consultant or an independent contractor through such date. In addition, if you terminate your service with the Company by reason of death or Permanent Disability (as defined below), all your outstanding share rights will immediately vest in full. If you cease to provide services to the Company or its subsidiaries as a director, an employee, a consultant or an independent contractor for any reason other than death or Permanent Disability, any share right held by you that has not vested before the date of your termination of such services will be canceled automatically and will no longer be outstanding and no shares of Common Stock will be issued hereunder. "Permanent Disability" means your inability to engage in any substantial gainful activity by reason of any medically determinable

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                                                                         Page 2

physical or mental impairment which is expected to result in death or has lasted or can be expected to last for a continuous period of twelve (12) months or more. In the event of an agreement to dispose of all or substantially all of the assets or outstanding capital stock of the Company by means of a sale, merger, reorganization, or liquidation, all of your outstanding share rights will immediately vest. However, no acceleration of vesting will occur if the terms of the agreement require as a prerequisite to the consummation of any such sale, merger, reorganization or liquidation that your share rights will be either assumed by the successor corporation or parent thereof or be replaced with a comparable award subject to shares of the successor corporation or parent thereof. Upon consummation of the sale, merger, reorganization or liquidation contemplated by the agreement, share rights, whether or not accelerated, will terminate unless assumed pursuant to a written agreement by the successor corporation or parent thereof.

              Your share rights hereunder may not be sold, assigned, transferred, alienated, subject to garnishment or otherwise encumbered in any manner other than by transfer by will or the laws of descent and distribution. In the event of your death before the issuance of shares of Common Stock under your share rights, any shares issuable thereunder by reason of your death will pass pursuant to your will or by the laws of descent and distribution.

              The issuance of shares of Common Stock hereunder is subject to the procurement by the Company of all approvals and permits required by regulatory authorities having jurisdiction over the share rights and stock to be issued hereunder. The inability of the Company to obtain approval from any regulatory body having authority deemed by the Company to be necessary to the lawful issuance of any Common Stock hereunder will relieve the Company of any liability with respect to the non-issuance of the Common Stock as to which such approval is not obtained. The Company, however, will use its best efforts to obtain all such approvals.

              If any change is made to the Common Stock issuable hereunder by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without receipt of consideration, the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") will make appropriate adjustments to such share rights to prevent the enlargement or dilution of your rights thereunder.

              Neither you nor, in the event of your death, your beneficiary will have any rights as a shareholder with respect to the shares of Common Stock issuable hereunder until you have been issued a stock certificate for such shares. It is the intention of the parties that the Company's obligations under your share rights are unfunded for purposes of the Internal Revenue Code and that the Employee Retirement Income Security Act of 1974 does not apply to your share rights.

              This agreement does not constitute a contract of employment or services. Neither the grant of this share right, nor any action taken under the terms of this share right or the Plan, nor any provision of this share right or the Plan will be construed to grant you the right to remain in the employ or service of the Company (or any subsidiary or parent of the Company) for any period of specific duration.

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                                                                          Page 3

    If the foregoing is satisfactory, please sign, date, and return the enclosed copy of this letter to_______________________________________________

                                                       Very truly yours,

                                                       CHIRON CORPORATION

                                                       By
                                                          --------------------




AGREED AND ACCEPTED:


---------------------

[Director]